Exhibit 21.1

List of Subsidiaries of Ellington Housing Inc.

Name	State of Organization

Ellington Housing Operating Partnership LP	Delaware
EH TRS LLC	Delaware
EH Securities LLC	Delaware
Ellington Housing Investments LLC	Delaware
Elizon Housing 2012-A1 LLC	Delaware
Elizon Housing II LLC	Delaware
Elizon Residential Phoenix I LLC	Delaware

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